MAIL STOP 3561

July 19, 2007

Mr. Surya N. Mohapatra
President and CEO
Quest Diagnostics Incorporated
1290 Wall Street West
Lyndhurst, New Jersey 07071

     Re: Quest Diagnostics Incorporated
             Form 10-K for Fiscal Year Ended December 31, 2006
             Form 10-Q for Fiscal Quarter Ended March 31, 2007
             File No. 001-12215

Dear Mr. Mohapatra:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Contractual Obligations and Commitments, page 67

1. We note that your tabular disclosure of contractual obligations appears to exclude the interest payments relating to long-term debt. Please revise your disclosure so that the projected interest payments are included in the body of the table.

Exhibits 31.1 and 31.2, Certifications of Chief Executive Officer and Chief Financial Officer

2. We note that the filed certifications include various references to "this annual report" rather than "this report" as specified in Item 601(31) of Regulation S-K. With the exception of the first paragraph of the certification, in which the report and the name of the registrant are identified, the certification must conform to the exact language specified in Item 601(31) of Regulation S-K. Please confirm that in future filings, your certifications will be appropriately revised.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 1 – Basis of Presentation, page 5

3. We note your disclosures on page 6 regarding the adoption of FIN 48 as of January 1, 2007. Please revise your disclosure to clarify whether it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Identify the nature of any uncertainties, the nature of the events that could occur within the next 12 months that could cause the amounts to change, and provide an estimate of the range of the reasonably possible change or state that an estimate of the range cannot be made. Refer to paragraph 21(d) of FIN 48 and the AICPA's February 2007 FIN 48 disclosure summary, which sets forth Staff views with respect to these disclosures in the initial interim period of adoption.

4. We note that no disclosure was made regarding material changes in contractual obligations from the amounts that were previously reported in your Form 10-K for the year ended December 31, 2006. Please tell us how you evaluated Instruction 7 to Item 303(b) of Regulation S-K with respect to contractual obligations relating to FIN 48. We note that it does not appear that your prior disclosure of contractual obligations included amounts relating to uncertain tax positions, and we believe that such amounts represent contractual obligations that should be included in the disclosures made under Item 303(a)(5) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies